TC BioPharm (Holdings) plc

Computershare

All Correspondence to:
Computershare Investor Services PLC
The Pavilions, Bridgwater Road,
Bristol, BS99 6ZY

Form of Proxy - General Meeting to be held on 1 November 2022

To be effective, all proxy appointments must be lodged with the Company's Registrars at: Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY by 28 October 2022 at 10.00 am.

Explanatory Notes:

1. Every holder has the right to appoint some other person(s) of their choice, who need not be a shareholder, as his proxy to exercise all or any of his rights, to attend, speak and vote on their behalf at the meeting. If you wish to appoint a person other than the Chairman, please insert the name of your chosen proxy holder in the space provided (see reverse). If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder's name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. If returned without an indication as to how the proxy shall vote on any particular matter, the proxy will exercise his discretion as to whether, and if so how, he votes (or if this proxy form has been issued in respect of a designated account for a shareholder, the proxy will exercise his discretion as to whether, and if so how, he votes).
2. To appoint more than one proxy, an additional proxy form(s) may be obtained by contacting the Registrar's helpline on 0370 703 6170 or you may photocopy this form. Please indicate in the box next to the proxy holder's name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by marking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope.
3. The 'Vote Withheld' option overleaf is provided to enable you to abstain on any particular resolution. However, it should be noted that a 'Vote Withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'For' and 'Against' a resolution.
4. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the Register of Members of the Company at close of business on the day which is two days before the day of the meeting. Changes to entries on the Register of Members after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting.
5. The above is how your address appears on the Register of Members. If this information is incorrect please ring the Registrar's helpline on 0370 703 6170 to request a change of address form or go to www.investorcentre.co.uk to use the online Investor Centre service.
6. Any alterations made to this form should be initialled.
7. The completion and return of this form will not preclude a member from attending the meeting and voting in person.

Kindly Note: This form is issued only to the addressee(s) and is specific to the unique designated account printed hereon. This personalised form is not transferable between different: (i) account holders; or (ii) uniquely designated accounts. The Company and Computershare Investor Services PLC accept no liability for any instruction that does not comply with these conditions.

All Named Holders

180082_215886_RUN_ONS/000001/000001/SG601//i

Form of Proxy

Please complete this box only if you wish to appoint a third party proxy other than the Chairman.
Please leave this box blank if you want to select the Chairman. Do not insert your own name(s).

	*

I/We hereby appoint the Chairman of the Meeting OR the person indicated in the box above as my/our proxy to attend, speak and vote in respect of my/our full voting entitlement* on my/our behalf at the General Meeting of TC BioPharm (Holdings) Plc to be held at **Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR, United Kingdom** on **1 November 2022** at **10.00 am**, and at any adjourned meeting.

*** For the appointment of more than one proxy, please refer to Explanatory Note 2 (see front).**

☐ Please mark here to indicate that this proxy appointment is one of multiple appointments being made.

Please use a **black** pen. Mark with an **X** inside the box as shown in this example. ☒

	For	Against	Vote Withheld
Ordinary Business			
1. Consolidation of Shares	☐	☐	☐
2. Subdivision of shares and re-designation as Deferred Shares.	☐	☐	☐
Special Business			
3. Amendment of Articles of Association Buy back of Deferred Shares.	☐	☐	☐
4. Buy back of Deferred Shares	☐	☐	☐

I/We instruct my/our proxy as indicated on this form. Unless otherwise instructed the proxy may vote as he or she sees fit or abstain in relation to any business of the meeting.

Signature

Date

DD / MM / YY

In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by an attorney or officer duly authorised, stating their capacity (e.g. director, secretary).